UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_______________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

July 25, 2016

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2015 AND 2016 AND FOR THE SIX-MONTH PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2015 AND 2016 AND FOR THE SIX-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/          =    New Peruvian Sol
US$          =    United States dollar

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	June 30,			December 31,	June 30,
	Note	2015	2016		Note	2015	2016

Current assets				Current liabilities
Cash and cash equivalents		554,002	563,394	Borrowings	12	1,228,020	1,022,030
Financial asset at fair value through profit or loss		3,153	2,787	Bonds	13	37,083	38,651
Trade accounts receivables		1,050,791	978,092	Trade accounts payable		1,635,760	1,438,173
Unbilled work in progress		1,319,187	1,092,836	Accounts payable to related parties	9	77,830	106,080
Accounts receivable from related parties	9	280,153	272,501	Current income tax		34,116	5,894
Other accounts receivable		824,589	761,045	Other accounts payable		1,066,000	1,035,248
Inventories		1,159,154	1,185,075	Provisions	14	13,468	16,399
Prepaid expenses		40,023	32,670	Total current liabilities		4,092,277	3,662,475
		5,231,052	4,888,400

Non-current assets classified as held for sale		22,511	22,298	Non-current liabilities
				Borrowings	12	553,336	806,716
Total current assets		5,253,563	4,910,698	Long-term bonds	13	757,008	853,831
				Other long-term accounts payable		246,396	217,443
Non-current assets				Long-term accounts payable to related parties	9	20,136	19,677
Long-term trade accounts receivable		621,831	623,437	Provisions	14	35,618	36,027
Long-term unbilled work in progress		59,754	59,871	Derivative financial instruments		2,331	2,337
Prepaid expenses		22,386	37,380	Deferred income tax liability		101,664	84,952
Other long-term accounts receivable		65,929	84,335	Total non-current liabilities		1,716,489	2,020,983
Available-for-sale financial assets	8	120,134	-	Total liabilities		5,808,766	5,683,458
Investments in associates and joint ventures	10	646,884	931,185
Investment property		34,702	33,640	Equity
Property, plant and equipment	11	1,111,757	1,111,665	Capital	15	660,054	660,054
Intangible assets	11	881,020	924,728	Legal reserve		132,011	132,011
Deferred income tax asset		173,851	187,806	Optional reserve		29,974	29,974
Total non-current assets		3,738,248	3,994,047	Share Premium		897,532	879,349
				Other reserves		(129,059)	(159,429)
				Retained earnings		1,064,044	1,137,122
				Equity attributable to controlling interest in the Company		2,654,556	2,679,081
				Non-controlling interest		528,489	542,206
				Total equity		3,183,045	3,221,287
Total assets		8,991,811	8,904,745	Total liabilities and equity		8,991,811	8,904,745

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the period of six months
		ended June 30,
	Note	2015	2016

Revenues from construction activities		2,766,692	1,734,941
Revenues from services provided		865,182	881,982
Revenue from real estate and sale of goods		132,235	182,187
		3,764,109	2,799,110

Cost of construction activities		(2,600,492)	(1,603,141)
Cost of services provided		(732,229)	(761,904)
Cost of real estate and goods sold		(79,250)	(127,448)
	16	(3,411,971)	(2,492,493)
Gross profit		352,138	306,617

Administrative expenses	16	(206,217)	(187,194)
Other income and expenses		7,250	14,739
Gain from the sale of investments	8	-	28,161
Operating profit		153,171	162,323

Financial expenses		(75,391)	(62,902)
Financial income		9,542	30,086
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		15,607	30,987
Profit before income tax		102,929	160,494
Income tax	17	(33,581)	(38,492)
Profit for the period		69,348	122,002

Profit attributable to:
Owners of the Company		39,948	104,905
Non-controlling interest		29,400	17,097
		69,348	122,002

Earnings per share from continuing operations
attributable to owners of the Company during
the period		0.061	0.159

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of six months
		ended June 30,
	Note	2015	2016

Profit for the period		69,348	122,002
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(2,431)	(930)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		278	(63)
Foreign currency translation adjustment, net of tax		(722)	11,531
Change in value of available-for-sale financial assets, net of tax	8	4,341	(43,681)
Exchange difference from net investment in a foreign operation, net of tax		866	7,176
		4,763	(25,037)
Other comprenhensive income for the period, net of tax		2,332	(25,967)
Total comprehensive income for the period		71,680	96,035

Comprehensive income attributable to:
Owners of the Company		43,600	73,853
Non-controlling interest		28,080	22,182
		71,680	96,035

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016

	Attributable to the controlling interests of the Company
	Number				Premium	Other
	of shares		Legal	Optional	for issuance	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total

Balances as of January 1, 2015	660,054	660,054	132,011	-	899,311	(113,895)	1,113,696	2,691,177	482,530	3,173,707
Profit for the period	-	-	-	-	-	-	39,948	39,948	29,400	69,348
Cash flow hedge	-	-	-	-	-	264	-	264	14	278
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,703)	(1,703)	(728)	(2,431)
Foreign currency translation adjustment	-	-	-	-	-	(103)	-	(103)	(619)	(722)
Change in value of available-for-sale financial assets	-	-	-	-	-	4,341	-	4,341	-	4,341
Exchange difference from net investment in a foreign operation	-	-	-	-	-	853	-	853	13	866
Comprehensive income of the year	-	-	-	-	-	5,355	38,245	43,600	28,080	71,680
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	29,974	-	-	(29,974)	-	-	-
- Dividend distribution	-	-	-	-	-	-	(104,911)	(104,911)	(3,857)	(108,768)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	5,335	5,335
- Additional acquisition of non-controlling	-	-	-	-	(894)	-	-	(894)	(970)	(1,864)
- Sale to non-controlling interest	-	-	-	-	-	-	-	-	2,445	2,445
Total transactions with shareholders	-	-	-	29,974	(894)	-	(134,885)	(105,805)	2,953	(102,852)
Balances as of June 30, 2015	660,054	660,054	132,011	29,974	898,417	(108,540)	1,017,056	2,628,972	513,563	3,142,535

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit for the period	-	-	-	-	-	-	104,905	104,905	17,097	122,002
Cash flow hedge	-	-	-	-	-	(60)	-	(60)	(3)	(63)
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(682)	(682)	(248)	(930)
Foreign currency translation adjustment	-	-	-	-	-	6,300	-	6,300	5,231	11,531
Change in value of available-for-sale financial assets	-	-	-	-	-	(43,681)	-	(43,681)	-	(43,681)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	7,071	-	7,071	105	7,176
Comprehensive income of the period	-	-	-	-	-	(30,370)	104,223	73,853	22,182	96,035
Transactions with shareholders:
- Transfer to Optional reserve	-	-	-	-	-	-	-	-	-	-
- Dividend distribution	-	-	-	-	-	-	(30,853)	(30,853)	(6,228)	(37,081)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	756	756
- Additional acquisition of non-controlling	-	-	-	-	(18,183)	-	-	(18,183)	(3,487)	(21,670)
- Sale to non-controlling interest	-	-	-	-	-	-	(292)	(292)	494	202
Total transactions with shareholders	-	-	-	-	(18,183)	-	(31,145)	(49,328)	(8,465)	(57,793)
Balances as of June 30, 2016	660,054	660,054	132,011	29,974	879,349	(159,429)	1,137,122	2,679,081	542,206	3,221,287

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period of six months
		ended June 30,
	Note	2015	2016

OPERATING ACTIVITIES
Profit before income tax		102,929	160,494
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	11	103,537	95,694
Amortization of other assets	11	40,436	40,508
Impairment of inventories	16	-	875
Impairment of accounts receivable	16	-	6
Impairment of property, plant and equipment	16	738	276
Reversal of impairment of inventories		(445)	-
Profit on fair value of financial asset at fair value through profit or loss		(987)	330
Other Provisions	14	145	4,008
Interest income,net		47,564	67,587
Foreign exchange loss (gain) on loans		21,664	(66,802)
Share of the profit and loss in associates
under the equity method of accounting	10	(15,607)	(30,987)
Reversal of provisions	14	(4,036)	(1,560)
Lower of fixed and intangible assets		3,563	317
Profit on sale of property, plant and equipment		(3,616)	(9,666)
Gain on financial asset at fair value through profit or loss		420	(28,001)
Loss on sale of investments		-	(22)
Net variations in assets and liabilities:
Trade accounts receivable		(247,835)	286,399
Other accounts receivable		(169,836)	131,945
Other accounts receivable from related parties		(6,840)	(656)
Inventories		(39,909)	(21,424)
Pre-paid expenses and other assets		(32,489)	(8,072)
Trade accounts payable		43,423	(197,587)
Other accounts payable		(104,560)	(79,133)
Other accounts payable to related parties		19,105	30,807
Other provisions		(818)	(558)
Interest payment		(48,367)	(70,677)
Payments related to Norvial Concession		(65,330)	(49,952)
Payment of income tax		(117,437)	(79,734)
Net cash provided by (applied to) operating activities		(474,588)	174,415

INVESTING ACTIVITIES
Sale of available-for-sale investment		-	1,262
Sale of property, plant and equipment		12,783	26,365
Sale of financial asset at fair value through profit or loss		4,604	-
Return of contributions		-	1,390
Interest received		5,983	6,920
Dividends received	10	9,937	13,168
Payment for purchase of investments properties		(379)	(80)
Payments for intangible purchase		(14,120)	(6,881)
Payments for purchase and contributions on investment in associate and joint ventures		-	(238,015)
Payments for property, plant and equipment purchase		(128,257)	(84,445)
Net cash applied to investing activities		(109,449)	(280,316)

FINANCING ACTIVITIES
Loans received		1,904,834	2,123,698
Bonds issued		628,994	100,013
Amortization of loans received		(1,923,612)	(2,026,194)
Amortization of bonds issued		(5,358)	(10,884)
Payment for transaction costs for debt		(16,017)	(13,547)
Dividends paid to owners of the parent		(104,911)	(30,853)
Dividends paid to non-controlling interest		(3,857)	(6,228)
Cash received from non-controlling shareholders		5,335	756
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		581	(21,468)
Net cash (applied to) provided by financing activities		485,989	115,293
Net increase (net decrease) in cash		(98,048)	9,392
Cash and cash equivalents at the beginning of the year		818,402	554,002
Cash and cash equivalents at the end of the period		720,354	563,394

NON-CASH TRANSACTIONS:
Debt capitalization		-	8,308
Acquisition of assets through finance leases		49,751	22,914
Change in fair vaue of available-for-sale financial asset		-	(43,681)

The accompanying notes on pages 8 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2015 AND 2016 (UNAUDITED), AND AT DECEMBER 31, 2015 (AUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of June 30, 2016 have been prepared and authorized for issuance by the Chief Financial Officer on July 25, 2016.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended June 30, 2016 have been prepared in accordance with (IAS 34) “Interim financial reporting”. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2015.

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2015. There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1	Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.1.2	Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3	Liquidity risk –

Compared to year end, no major changes in undiscounted contractual cash flows have occurred.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
At December 31, 2015
Other financial liabilities (except for finance leases)	1,102,855	181,729	223,713	-	1,508,297
Finance leases	157,957	118,311	42,513	10,431	329,212
Bonds	69,823	82,916	217,418	1,445,187	1,815,344
Trade accounts payables	1,635,760	-	-	-	1,635,760
Accounts payables to related parties	77,830	19,728	-	408	97,966
Other accounts payables	181,113	36,456	121,678	-	339,247
Other non-financial liabilities	-	2,331	-	-	2,331
	3,225,338	441,471	605,322	1,456,026	5,728,157
At June 30, 2016
Other financial liabilities (except for finance leases)	923,993	207,424	501,409	-	1,632,826
Finance leases	136,313	81,001	21,778	22,194	261,286
Bonds	111,265	133,516	323,289	1,317,512	1,885,582
Trade accounts payables	1,438,173	-	-	-	1,438,173
Accounts payables to related parties	106,080	19,677	-	-	125,757
Other accounts payables	282,944	29,591	116,477	-	429,012
Other non-financial liabilities	-	2,337	-	-	2,337
	2,998,768	473,546	962,953	1,339,706	5,774,973

4.2	Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2015 and June 30, 2016, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

	December 31,	June 30,
	2015	2016

Total borrowing and bonds	2,575,447	2,721,228
Less: Cash and cash equivalents	(554,002)	(563,394)
Net debt	2,021,445	2,157,834
Total equity	3,183,045	3,221,287
Total capital	5,204,490	5,379,121

Gearing ratio	0.39	0.40

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

4.3	Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-	Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 8).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2015
Assets.-
Cash and cash equivalents	172,116	42,638	58,640	111,454	9,094	74,459	60,193	25,408	-	554,002
Financial asset at fair value through profit or loss	3,153	-	-	-	-	-	-	-	-	3,153
Trade accounts receivables	614,917	43,260	22,045	63,516	-	59,108	247,945	-	-	1,050,791
Unbilled work in progress	1,301,501	-	-	-	17,686	-	-	-	-	1,319,187
Accounts receivable from related parties	316,188	12,145	18,820	301	-	34,724	48,520	132,735	(283,280)	280,153
Other accounts receivable	599,127	25,857	5,699	25,668	10,250	20,535	102,204	35,249	-	824,589
Inventories	159,557	10,025	-	13,678	-	920,092	61,734	389	(6,321)	1,159,154
Prepaid expenses	12,899	2,207	1,401	10,787	458	349	11,402	520	-	40,023
Non-current assets classified as held for sale	22,511	-	-	-	-	-	-	-	-	22,511
Total current assets	3,201,969	136,132	106,605	225,404	37,488	1,109,267	531,998	194,301	(289,601)	5,253,563

Long-term trade accounts receivable	-	-	-	621,831	-	-	-	-	-	621,831
Long-term unbilled work in progress	-	40,727	19,027	-	-	-	-	-	-	59,754
Long-term accounts receivable from related parties	-	-	408	-	-	-	500	256,022	(256,930)	-
Prepaid expenses	-	3,692	15,584	2,112	998	-	-	-	-	22,386
Other long-term accounts receivable	534	14,214	30,473	2,198	1,589	14,726	-	2,195	-	65,929
Available-for-sale financial assets	-	-	-	-	-	-	-	120,134	-	120,134
Investments in associates and joint ventures	122,717	8,265	-	-	-	28,732	9,228	2,582,913	(2,104,971)	646,884
Investment property	-	-	-	-	-	34,702	-	-	-	34,702
Property, plant and equipment	606,158	198,774	1,624	217	-	11,303	170,660	130,113	(7,092)	1,111,757
Intangible assets	302,992	137,130	364,819	311	-	1,043	37,564	23,561	13,600	881,020
Deferred income tax asset	126,550	1,325	3,003	-	-	1,171	39,825	656	1,321	173,851
Total non-current assets	1,158,951	404,127	434,938	626,669	2,587	91,677	257,777	3,115,594	(2,354,072)	3,738,248
Total assets	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

Liabilities.-
Borrowings	652,974	101,096	55,428	-	-	224,380	91,366	102,776	-	1,228,020
Bonds	-	-	5,537	31,546	-	-	-	-	-	37,083
Trade accounts payable	1,409,982	35,428	3,768	24,498	154	14,334	134,973	12,623	-	1,635,760
Accounts payable to related parties	118,381	3,990	40,578	9,962	10,560	58,790	39,476	79,709	(283,616)	77,830
Current income tax	19,337	-	753	-	166	26	13,750	84	-	34,116
Other accounts payable	645,648	20,340	2,841	1,682	-	257,616	125,020	12,853	-	1,066,000
Provisions	-	6,341	-	-	-	-	7,127	-	-	13,468
Total current liabilities	2,846,322	167,195	108,905	67,688	10,880	555,146	411,712	208,045	(283,616)	4,092,277

Borrowings	375,952	83,307	-	-	-	27,562	66,515	-	-	553,336
Long-term bonds	-	-	180,686	576,322	-	-	-	-	-	757,008
Other long-term accounts payable	176,644	-	493	-	-	-	68,045	1,214	-	246,396
Long-term accounts payable to related parties	-	-	-	94,172	24,035	120,083	38,332	-	(256,486)	20,136
Provisions	24,624	7,034	-	-	-	-	3,960	-	-	35,618
Derivative financial instruments	-	2,331	-	-	-	-	-	-	-	2,331
Deferred income tax liability	52,016	4,250	107	9,723	270	11,937	3,164	20,197	-	101,664
Total non-current liabilities	629,236	96,922	181,286	680,217	24,305	159,582	180,016	21,411	(256,486)	1,716,489
Total liabilities	3,475,558	264,117	290,191	747,905	35,185	714,728	591,728	229,456	(540,102)	5,808,766
Equity attributable to controlling interest in the Company	720,722	255,032	198,345	78,127	4,890	158,605	162,550	3,067,987	(1,991,702)	2,654,556
Non-controlling interest	164,640	21,110	53,007	26,041	-	327,611	35,497	12,452	(111,869)	528,489
Total liabilities and equity	4,360,920	540,259	541,543	852,073	40,075	1,200,944	789,775	3,309,895	(2,643,673)	8,991,811

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of June 30, 2016
Assets.-
Cash and cash equivalents	115,389	17,015	69,702	115,262	901	60,360	38,890	145,875	-	563,394
Financial asset at fair value through profit or loss	2,787	-	-	-	-	-	-	-	-	2,787
Trade accounts receivables	489,640	51,101	9,485	79,707	-	40,067	308,092	-	-	978,092
Unbilled work in progress	1,065,891	-	-	-	26,945	-	-	-	-	1,092,836
Accounts receivable from related parties	332,194	2,502	11,740	353	388	23,751	41,559	130,650	(270,636)	272,501
Other accounts receivable	525,379	43,989	7,397	8,142	12,009	22,813	107,560	33,756	-	761,045
Inventories	110,245	11,636	-	15,040	-	981,758	66,761	389	(754)	1,185,075
Prepaid expenses	6,807	1,617	1,854	6,701	461	-	14,665	565	-	32,670
Non-current assets classified as held for sale	22,298	-	-	-	-	-	-	-	-	22,298
Total current assets	2,670,630	127,860	100,178	225,205	40,704	1,128,749	577,527	311,235	(271,390)	4,910,698

Long-term trade accounts receivable	-	-	-	623,437	-	-	-	-	-	623,437
Long-term unbilled work in progress	-	39,269	20,602	-	-	-	-	-	-	59,871
Long-term accounts receivable from related parties	-	-	408	-	-	-	482	166,995	(167,885)	-
Prepaid expenses	-	3,524	30,624	2,263	969	-	-	-	-	37,380
Other long-term accounts receivable	10,486	24,093	32,914	3,032	1,589	11,996	-	225	-	84,335
Investments in associates and joint ventures	117,592	9,463	-	-	-	28,362	9,830	3,248,817	(2,482,879)	931,185
Investment property	-	-	-	-	-	33,640	-	-	-	33,640
Property, plant and equipment	606,505	186,913	1,473	201	7	12,275	181,951	129,308	(6,968)	1,111,665
Intangible assets	305,252	116,707	419,361	290	-	1,000	45,914	23,130	13,074	924,728
Deferred income tax asset	136,936	3,181	3,378	-	-	608	43,583	661	(541)	187,806
Total non-current assets	1,176,771	383,150	508,760	629,223	2,565	87,881	281,760	3,569,136	(2,645,199)	3,994,047
Total assets	3,847,401	511,010	608,938	854,428	43,269	1,216,630	859,287	3,880,371	(2,916,589)	8,904,745

Liabilities.-
Borrowings	621,122	70,512	11,901	-	6,576	202,919	107,563	1,437	-	1,022,030
Bonds	-	-	16,061	22,590	-	-	-	-	-	38,651
Trade accounts payable	1,161,359	38,503	3,689	13,034	206	21,593	192,940	6,849	-	1,438,173
Accounts payable to related parties	113,737	3,442	21,471	9,680	6,639	76,174	37,670	103,908	(266,641)	106,080
Current income tax	916	1,407	1,468	-	96	-	1,494	513	-	5,894
Other accounts payable	578,735	13,902	10,656	1,609	81	282,426	133,560	14,279	-	1,035,248
Provisions	-	6,045	-	-	-	155	10,199	-	-	16,399
Total current liabilities	2,475,869	133,811	65,246	46,913	13,598	583,267	483,426	126,986	(266,641)	3,662,475

Borrowings	274,702	82,842	-	-	-	17,597	49,632	381,943	-	806,716
Long-term bonds	-	-	270,446	583,385	-	-	-	-	-	853,831
Other long-term accounts payable	139,875	-	493	427	-	-	74,938	1,710	-	217,443
Long-term accounts payable to related parties	-	-	-	85,295	28,923	39,284	37,659	395	(171,879)	19,677
Provisions	25,833	7,236	-	-	-	-	2,958	-	-	36,027
Derivative financial instruments	-	2,337	-	-	-	-	-	-	-	2,337
Deferred income tax liability	41,021	4,149	-	13,346	265	10,832	2,795	12,544	-	84,952
Total non-current liabilities	481,431	96,564	270,939	682,453	29,188	67,713	167,982	396,592	(171,879)	2,020,983
Total liabilities	2,957,300	230,375	336,185	729,366	42,786	650,980	651,408	523,578	(438,520)	5,683,458
Equity attributable to controlling interest in the Company	729,048	259,531	212,443	93,798	483	215,548	170,990	3,342,959	(2,345,719)	2,679,081
Non-controlling interest	161,053	21,104	60,310	31,264	-	350,102	36,889	13,834	(132,350)	542,206
Total liabilities and equity	3,847,401	511,010	608,938	854,428	43,269	1,216,630	859,287	3,880,371	(2,916,589)	8,904,745

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended June 30, 2015

Revenue	2,890,918	182,535	171,692	101,785	17,166	47,766	537,801	35,927	(221,481)	3,764,109
Gross profit (loss)	205,509	33,180	33,082	21,902	1,319	13,309	81,808	(4,482)	(33,489)	352,138
Administrative expenses	(136,587)	(8,602)	(4,603)	(5,502)	(149)	(10,157)	(64,512)	(12,694)	36,589	(206,217)
Other income and expenses	(1,901)	115	-	-	-	655	5,069	3,835	(523)	7,250

Operating profit (loss)	67,021	24,693	28,479	16,400	1,170	3,807	22,365	(13,341)	2,577	153,171
Financial expenses	(53,862)	(10,452)	(2,433)	(2,380)	(22)	(6,246)	(13,788)	(1,204)	14,996	(75,391)
Financial income	5,046	90	4,814	540	35	232	990	20,210	(22,415)	9,542
Share of the profit or loss in associates and joint ventures under the equity method of accounting	8,037	483	-	-	-	4,742	466	34,003	(32,124)	15,607
Profit (loss) before income tax	26,242	14,814	30,860	14,560	1,183	2,535	10,033	39,668	(36,966)	102,929
Income tax	(9,985)	(4,106)	(8,421)	(4,457)	(356)	(668)	(5,557)	(837)	806	(33,581)
Profit (loss) for the period	16,257	10,708	22,439	10,103	827	1,867	4,476	38,831	(36,160)	69,348

Profit (loss) attributable to:

Owners of the Company	(2,042)	9,529	16,367	7,577	827	1,072	3,390	39,002	(35,774)	39,948
Non-controlling interest	18,299	1,179	6,072	2,526	-	795	1,086	(171)	(386)	29,400
	16,257	10,708	22,439	10,103	827	1,867	4,476	38,831	(36,160)	69,348

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended June 30, 2016

Revenue	1,851,245	180,301	135,867	119,528	10,069	100,643	591,741	29,925	(220,209)	2,799,110
Gross profit (loss)	142,529	17,812	34,377	35,114	925	30,535	76,403	(2,884)	(28,194)	306,617
Administrative expenses	(124,506)	(7,384)	(4,754)	(5,807)	(252)	(10,041)	(49,751)	(17,819)	33,120	(187,194)
Other income and expenses	13,134	(677)	56	-	-	351	2,236	2,461	(2,822)	14,739
Gain from the sale of investments	-	-	-	-	-	-	-	28,161	-	28,161
Operating profit (loss)	31,157	9,751	29,679	29,307	673	20,845	28,888	9,919	2,104	162,323
Financial expenses	(28,145)	(4,566)	(4,440)	(1,335)	(30)	(7,417)	(12,006)	(11,238)	6,275	(62,902)
Financial income	12,443	2,690	598	2,031	27	1,736	4,387	18,734	(12,560)	30,086
Share of the profit or loss in associates and joint ventures under the equity method of accounting	8,814	1,196	-	-	-	(372)	269	111,188	(90,108)	30,987
Profit before income tax	24,269	9,071	25,837	30,003	670	14,792	21,538	128,603	(94,289)	160,494
Income tax	(9,585)	(3,025)	(6,719)	(9,110)	(188)	(3,639)	(8,513)	1,842	445	(38,492)
Profit for the period	14,684	6,046	19,118	20,893	482	11,153	13,025	130,445	(93,844)	122,002

Profit attributable to:

Owners of the Company	18,099	4,552	11,817	15,670	482	3,203	11,877	130,756	(91,551)	104,905
Non-controlling interest	(3,415)	1,494	7,301	5,223	-	7,950	1,148	(311)	(2,293)	17,097
	14,684	6,046	19,118	20,893	482	11,153	13,025	130,445	(93,844)	122,002

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprised the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

At December 31, 2015, the fair value of the Group’s interest in TGP amounted to S/120.1 million; on March 31,2016 the Company decided to transfer its total interest of 1.64% to the company Enagás International S.L.U.; the amount of the transfer was for US$31.9 million (S/107.28 million).

9	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the period
	ended June 30,
	2015	2016
Revenue from sale of goods and services:		-
- Associates	1,114	454
- Joint operations	21,649	18,070
	22,763	18,524

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)	Balances of transactions with related parties

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	At December 31		At June 30
	2015		2016
	Receivable	Payable	Receivable	Payable
Joint operations:
Consorcio Constructor Ductos del Sur	154,383	-	145,573	-
Consorcio GyM Conciviles	57,679	-	59,642	-
Consorcio Rio Urubamba	10,856	2,819	8,885	80)
Consorcio Terminales del Perú	9,459	-	2,823	-
Adexus S.A.	8,521	-	25,484	-
Consorcio Peruano de Conservación	6,270	-	8,474	-
Consorcio Rio Mantaro	6,021	15,941	1,357	14,403)
Energía y Vapor	3,328	-	495	286)
Consorcio Terminales	3,235	-	1,010	-
Consorcio La Gloria	3,116	3,077	3,125	3,083
Ingeniería y Construcción Sigdo Koppers-Vial	2,659	3,900	-	3,283)
Consorcio Constructor Chavimochic	2,558	6,422	2,698	13,450)
Consorcio Menegua	1,910	-	-	-
Constructora Incolur DSD Ltda.	1,681	-	515	247)
Consorcio Lima	1,430	-	1,285	157)
Consorcio Norte Pachacutec	1,026	669	994	657)
Consorcio Italo Peruano	465	21,907	3,506	19,243)
Consorcio Constructor Alto Cayma	387	-	505	-
Consorcio Construcciones y Montajes	112	2,533	-	1,896)
Bechtel Vial y Vives Servicios
Complementarios Ltda.	84	6,956	-	6,300)
Consorcio Huacho Pativilca	80	5,041	-	2,951
Consorcio para la atención y mantenimiento de ductos	-	-	582	-
Consorcio Revamps	-	-	-	338
Consorcio Ermitaño	-	-	-	8,439
Consorcio Vial Sierra	-	-	-	6,199
Gasoducto Sur Peruano	-	-	421	19,857
Perú Piping Spools S.A.C.	-	-	3,544	-
Other	4,893	4,275	1,583	741
	280,153	73,540	272,501	101,610

Other related parties:
Ferrovias Argentina	-	20,136	-	19,677
Arturo Serna	-	4,290	-	4,470
	-	24,426	-	24,147
	280,153	97,966	272,501	125,757
Less non-current portion:
Ferrovias Argentina	-	(20,136)	-	(19,677)
Porción corriente	280,153	77,830	272,501	106,080

Accounts receivable and payable have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of June 30, 2016, associates in which the Group has significant influence are similar to those existing as of December 31, 2015, except for the acquisitions mentioned.

The movement of our investments in associates for the period ended June 30, 2015 and June 30, 2016 is as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	2015	2016

Beginning balance	229,563)	646,884)
Acquisition and/or contributions received	-)	569
Increase in capital		258,000)
Debt capitalization	-	8,308)
Share of the profit and loss in associates
under the equity method of accounting	15,607)	30,987)
Dividends received	(9,937)	(13,168)
Other	(575	(395)
Ending balance	235,808	931,185

On January 04, 2016 the Company increased its interest in ADEXUS S.A. in 8% as a consequence of debt capitalization for S/8.3 million, resulting in a increase of its interest to 52% in this joint venture.

On November 2015, subsidiary Negocios del Gas SA. adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$215 million, at December 2015 the contribution was S/391 million and at March 2016 its contribution was increased in S/198.3 million.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended June 30,2015 and 2016, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2015	1,147,018	778,743

Additions	178,008	79,450
Transfers, disposals and adjustment	(28,353)	24,605
Deductions for sale of assets	(8,431)	-
Depreciation, amortization	(102,422)	(40,436)
Net cost at June 30, 2015	1,185,820	842,362

At January 1, 2016	1,111,757	881,020

Additions	107,360	66,822
Transfers, disposals and adjustme	3,800	17,394
Deductions for sale of assets	(16,699)	-
Depreciation, amortization	(94,553)	(40,508)
Net cost at June 30, 2016	1,111,665	924,728

As of June 30, 2015 and 2016, additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

As of June 30, 2015 and 2016, the amounts registered in Intangible assets comprise of investments in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model ).

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:	At December 31,	At June 30,
	2015	2016
Engineering and construction	140,090	141,415
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,443	6,673
IT equipment and services	4,172	4,172
	184,808	186,363

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of June 30, 2016 same criteria were applied as those in test impairment at December 31, 2015.
12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	June	December	June	December	June
	31, 2015	30, 2016	31, 2015	30, 2016	31, 2015	30, 2016

Bank loans	1,480,071	1,588,474	1,082,860	897,041	397,211	691,433
Leases	301,285	240,272	145,160	124,989	156,125	115,283
	1,781,356	1,828,746	1,228,020	1,022,030	553,336	806,716

a)	Bank loans -

As of June 30, 2016 and December 31, 2015, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.0% and 13.1% in 2016 and 2015.

					Current		Non-current
	Interest			Date of	At December 31,	At June 30,	At December 31,	At June 30,
	rate			maturity	2015	2016	2015	2016

GyM S.A.	1.00%	/	7.80%	2016 / 2020	535,776	522,616	286,671	217,737
Graña y Montero S.A.A.	LiborUSD		3M+49%	2016 / 2020	102,776	1,437	-	381,943
Viva GyM S.A.	7.80%	/	9.46%	2016 / 2017	220,423	198,609	8,372	-
GMP S.A.	3.50%	/	6.04%	2016 / 2020	95,824	66,148	70,220	71,826
CAM Holding S.A.	4.55%	/	13.07%	2016 / 2020	42,534	62,082	31,948	19,927
GMD S.A.	5.00%	/	6.30%	2016	30,107	26,273	-	-
Norvial S.A.			8.37%	2016	54,706	11,580	-	-
Concesionaria La Chira S.A.			6.80%	2016	-	6,576	-	-
GMI S.A.	5.56%	/	6.55%	2016	714	720	-	-
					1,082,860	897,041	397,211	691,433

As of June 30, 2016, the Company maintained unused credit limits for S/4,765 million, which expire within one year (S/4,666 million as of December 31, 2015).

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

b)	Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At June	At December	At June
	31, 2015	30, 2016	31, 2015	30, 2016

Total loans	1,781,356	1,828,746	1,802,183	1,948,642

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.5% and 13.1% (4.8% and 13.1% in 2015). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	June	December	June	December	June
	31, 2015	30, 2016	31, 2015	30, 2016	31, 2015	30, 2016

GyM Ferrovías (a)	607,868	605,975	31,546	22,590	576,322	583,385
Norvial (b)	186,223	286,507	5,537	16,061	180,686	270,446
	794,091	892,482	37,083	38,651	757,008	853,831

a)	GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million.
Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At June 30, 2016 the Group made a payment of S/27.4 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At June 30, 2016 the balance includes accrued interest payable for S/25.9 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

b)	Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23; the second disbursement of S/100 million was on January 25, 2016; and the third disbursement of S/80 million will be made effective in July 2016. The issues costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.7 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project- related expenses.

At June 30, 2016 the balance included interest payables for S/4.5 million (S/2.7 million at December 31, 2015)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:
-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of June 31,2016 and December 31,2015 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at June 30, 2016 amounted to S/1,030 million (at December 31,2015 amounted to S/769.5 million), which has been calculated based on the discounted cash flows, using rates between 3.87% and 8.06% (rates between 4.88% and 8.89% at December 31,2015 ) which are within level 2 of the fair value hierarchy.

14	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At June
	31, 2015	30, 2016

Current portion	13,468	16,399
Non-current portion	35,618	36,027
	49,086	52,426

The movement of this item for the period ended June 30, 2015 and 2016 is as follows:

		Contingent	Provisions	Provision
	Legal	liabilities from	for the acquisition	or well
	claims	acquisitions	of CAM	closure	Total

At January 1, 2015	13,056	25,927	12,152	7,210	58,345
Additions	435	-	-	405	840
Translation adjustment	(157)	(734)	-	-	(891)
Reversals	(695)	-	(4,036)	-	(4,731)
Payments	(814)	-	-	(4)	(818)
At June 30, 2015	11,825	25,193	8,116)	7,611	52,745

At January 1, 2016	15,000	22,960	3,819	7,307	49,086
Additions	3,128	677	-	) 203	4,008
Translation adjustment	336	1,114	-	-	1,450
Reversals	(237)	-	(1,323)	-	(1,560)
Payments	(297)	(261)	(-	-	(558)
At June 30, 2016	17,930	24,490	)2,496	7,510	52,426

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Reversals for the period ended June 30, 2016 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/1.3 million. (S/4.0 million as of June 30, 2015).

15	CAPITAL

As of December 31, 2015 and June 30, 2016, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2015, the amount of 250,860,370 common shares is represented by 50,172,074 ADSs, at 5 shares per ADS.

As of June 30, 2016, the amount of 257,238,045 common shares is represented by 51,447,609 ADSs, at 5 shares per ADS.
16	EXPENSES BY NATURE

For the period ended June 30, 2015 and 2016, this item comprises:

	Cost of	Adminis-
	services	trative-
	and goods	expenses

2015
Inventories, materials and consumables used	520,154	-
Personnel charges	1,095,268	109,854
Services provided by third-parties	1,312,644	56,725
Taxes	8,236	1,642
Other management charges	342,674	26,725
Depreciation	95,446	8,091
Amortization	37,256	3,180
Impairment	293	-
	3,411,971	206,217
2016
Inventories, materials and consumables used	414,234	-
Personnel charges	685,070	110,560
Services provided by third-parties	1,084,208	63,192
Taxes	7,770	2,218
Other management charges	173,636	1,440
Depreciation	89,375	6,319
Amortization	37,059	3,449
Impairment	1,141	16
	2,492,493	187,194

17	INCOME TAX

These condensed interim consolidated financial statements for the period ended June 30, 2016, income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31,2016 is 23.98% (32.63% for the period ended June 30, 2015). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

18	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2016, contingencies held by the Group are substantially the same as those existing as of December 31, 2015.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$342.5 million and S/6.6 million.

19	DIVIDENDS

For the period ended June 30, 2016 , the Group has paid dividends to its non-controlling subsidiaries participate by S/6.2 million (S/3.8 million for the same period in 2015).
Dividends from the year ended December 31, 2015, of S/0.0467 per share totaling S/ 30,853,485 were approved at the General Shareholders’ meeting held on March 29, 2016, and and was paid on April 27, 2016.

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between June 30, 2016 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the fairness of the financial statements issued.